UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KEY TECHNOLOGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

493143101
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d–1(b) ☒ Rule 13d–1(c) ☐ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 493143101	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
781,423

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
781,423

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,423

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*This calculation is rounded to the nearest tenth and is based upon 6,249,315 shares of common stock outstanding as of January 31, 2016 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015

CUSIP No. 493143101	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
132,077

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
132,077

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,077

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*This calculation is rounded to the nearest tenth and is based upon 6,249,315 shares of common stock outstanding as of January 31, 2016 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015

CUSIP No. 493143101	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,243,879*

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,243,879*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,243,879*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Mr. Averick is the Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients"), including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton Capital Partners LLC ("Piton").  As the Portfolio Manager at Kokino LLC, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 1,243,879 shares of common stock, which is the sum of the common stock beneficially owned by the following Reporting Persons: (i) 781,423 shares of common stock beneficially owned by the Trust; (ii) 132,077 shares of common stock beneficially owned by M3C; (iii) 305,379 shares of common stock beneficially owned by Piton; and (iv) 25,000 shares of common stock beneficially owned by Mr. Averick jointly with his wife, Mickel Averick. With respect to the 25,000 shares of common stock beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick share the power to vote and dispose or direct the disposition of such shares of common stock.  Mr. Averick has no pecuniary interest in the shares of common stock held by the Trust, M3C or Piton, except for a minority interest he owns in Piton.
** This calculation is rounded to the nearest tenth and is based upon 6,249,315 shares of common stock outstanding as of January 31, 2016 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015.

CUSIP No. 493143101	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
305,379*

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
305,379*

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
305,379*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC. Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the shares of common stock beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.

** This calculation is rounded to the nearest tenth and is based upon 6,249,315 shares of common stock outstanding as of January 31, 2016 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015.

CUSIP No. 493143101	13G	Page 6 of 15 Pages

Item 4	Ownership:

The percentages used herein are calculated based upon 6,249,315 shares of common stock ("Shares") outstanding as of January 31, 2016 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015.

As of December 31, 2015:
1. the Trust
(a) Amount Beneficially Owned:
781,423*
(b) Percent of Class:
12.5%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
781,423*
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
781,423*
(iv) Shared power to dispose or direct the disposition:
-0-

* Represents Shares held in the Trust, for which Leslie J. Schreyer serves as sole Trustee. Leslie J. Schreyer has no pecuniary interest in the Shares held by the Trust.

CUSIP No. 493143101	13G	Page 7 of 15 Pages

2. M3C Holdings LLC
(a) Amount Beneficially Owned:
132,077**
(b) Percent of Class:
2.1%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
132,077**
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
132,077**
(iv) Shared power to dispose or direct the disposition:
-0-

**     Represents Shares held by M3C Holdings LLC.  M3C Holdings LLC is a Delaware limited liability company wholly-owned by Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.

CUSIP No. 493143101	13G	Page 8 of 15 Pages

3. Robert Averick
(a) Amount Beneficially Owned:
1,243,879***
(b) Percent of Class:
19.9%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
1,243,879***
(iii) Sole power to dispose or direct the disposition:
-0-
(iv) Shared power to dispose or direct the disposition:
1,243,879***

***     Mr. Averick is the Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients"), including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton Capital Partners LLC ("Piton").  As the Portfolio Manager at Kokino LLC, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 1,243,879 Shares, which is the sum of the common stock beneficially owned by the following Reporting Persons: (i) 781,423 Shares beneficially owned by the Trust; (ii) 132,077 Shares beneficially owned by M3C; (iii) 305,379 Shares beneficially owned by Piton; and (iv) 25,000 Shares beneficially owned by Mr. Averick jointly with his wife, Mickel Averick. With respect to the 25,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick has no pecuniary interest in the Shares held by the Trust, M3C or Piton, except for a minority interest he owns in Piton.

CUSIP No. 493143101	13G	Page 9 of 15 Pages

4. Piton Capital Partners LLC
(a) Amount Beneficially Owned:
305,379****
(b) Percent of Class:
4.9%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:
305,379****
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition:
305,379****
(iv) Shared power to dispose or direct the disposition:
-0-

****     Piton is a Delaware limited liability company and a pooled investment vehicle.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino LLC. Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC.  Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.

CUSIP No. 493143101	13G	Page 10 of 15 Pages

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person:

Kokino LLC provides investment management services to the Trust, M3C and Piton.  In this capacity Kokino LLC shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 1,218,879 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons as described in Item 4: (x) 781,423 Shares beneficially owned by the Trust; (y) 132,077 Shares beneficially owned by M3C; and (z) 305,379 Shares beneficially owned by Piton.  Additionally, Kokino LLC is the managing member of Piton Capital Management LLC, which is in turn the managing member of Piton. Kokino LLC and Piton Capital Management LLC have no pecuniary interest in the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.

CUSIP No. 493143101	13G	Page 11 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2016
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer

CUSIP No. 493143101	13G	Page 12 of 15 Pages

Exhibit Index

		Page No.
A.	Joint Filing Agreement, dated as of July 29, 2015, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick and Piton Capital Partners LLC.	13
B.	Power of Attorney, dated as of June 21, 2012 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci.	14

CUSIP No. 493143101	13G	Page 13 of 15 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:   July 29, 2015
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer

CUSIP No. 493143101	13G	Page 14 of 15 Pages

Exhibit B Power of Attorney

The undersigned, as a Section 13(d) reporting person and potential Section 16 reporting person of Key Technology, Inc. (the "Company") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitutes and appoints Anthony M. Roncalli and Frank S. Vellucci, and each of them the undersigned's true and lawful attorney-in-fact to:
1.            Complete and execute Forms 3, 4, 5, and 144, Schedules 13D and 13G and Form ID (Uniform Application for Access Codes to File on EDGAR) and other forms and all amendments thereto as such attorney-in-fact shall in his discretion determine to be required or advisable pursuant to Section 16(a) and Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the Company;
2.            Do and perform any and all acts for and on the behalf of the undersigned which may be necessary or desirable in order to complete and execute any such form, complete and execute any amendments thereto, and timely file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate; and
3.             Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 16 and 13(d) of the Exchange Act.

CUSIP No. 493143101	13G	Page 15 of 15 Pages

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 144 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 21, 2012.

/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler